FOR IMMEDIATE RELEASE                                               EXHIBIT 20
                                 FROM PANAMSAT

==============================================================================

                     PANAMSAT COMPLETES PRIVATE PLACEMENT

GREENWICH, Conn., January 16, 1998--PanAmSat Corporation (NASDAQ:SPOT) today announced that it has completed a private placement of $750,000,000 aggregate principal amount of new debt securities. The private placement consisted of the following four tranches:

Amount          $200 million    $275 million    $150 million    $125 million
Maturity        1/15/2003       1/15/2005       1/15/2008       1/15/2028
Coupon          6%              6-1/8%          6-3/8%          6-7/8%
Issue Price     99.936%         99.411%         99.751%         98.675%
Yield           6.015%          6.23%           6.409%          6.981%

The net proceeds from the offering will be used to repay bank loans incurred partially to finance the recent tender offer for certain debt securities of PanAmSat's subsidiaries, as well as for general corporate purposes. After application of such net proceeds, PanAmSat will have $500,000,000 of credit available under an existing revolving credit facility with Citibank. Any amounts borrowed under such credit facility must be repaid in full in 2003.

The securities were issued pursuant to a Rule 144A offering. The securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements.

PanAmSat is the world's leading commercial provider of satellite-based communications services. The company operates a global network of 17 state-of-the-art satellites supported by PanAmSat professionals on five continents. These resources enable PanAmSat to provide broadcast and telecommunications services to hundreds of customers worldwide.

                                      ###